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                       August 18, 2021

       Kinney L. McGraw
       Chief Executive Officer
       Midnight Gaming Corporation
       1900 E. Golf Road
       Suite 950
       Schaumburg, Illinois 60173

                                                        Re: Midnight Gaming
Corporation
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August
11, 2021
                                                            CIK No. 0001692780

       Dear Mr. McGraw:

               Our initial review of your draft registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, your February 2,
       2021 audit report fails to reference your December 31, 2019 financial statements.

              We will provide more detailed comments relating to your draft registration statement following our review of a substantive amendment that addresses these deficiencies.

              Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo,
       Legal Branch Chief, at (202) 551-3453 with any questions.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Technology